THOMPSON	ATLANTA CINCINNATI COLUMBUS NEW YORK
HINE	BRUSSELS CLEVELAND DAYTON WASHINGTON, D.C.

April 27, 2010

VIA EDGAR (Correspondence Filing)

Ms. Deborah O’Neal Johnson U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:

CAMCO Investors Trust (the “Registrant”)

Post-Effective Amendment No. 5

File Nos. 333-138079; 811-21966

Dear Ms. O’Neal Johnson:

On behalf of the Registrant, this letter responds to the comments you provided to Lynee Hicks with respect to Post-Effective Amendment No. 5 to the Registrant’s Registration Statement filed with respect to the CAMCO Investors Fund (the “Fund”).  Your comments are set forth below and each is followed by the Registrant’s response.

Prospectus

Comment 1:

On the front cover of the Prospectus, please delete the following disclosure:

1.

“Wall Street Experience.  Main Street ValuesSM”

2.

The phone, e-mail address and website for the Fund.

3.

“The Fund will seek to avoid investing in companies that the Adviser has determined are principally involved in tobacco, alcoholic beverages, gambling, pornography or abortion.”

Response:	The disclosure has been deleted as requested.
Comment 2:	If the Registrant intends to use the Summary Prospectus, please include the legend required by Rule 498(b)(1)(v).
Response:

The following disclosure will be added to the Summary Prospectus:

Before you invest, you may want to review the Fund’s Prospectus, which contains more information about the Fund and its risks.  You can find the Fund’s Prospectus and other information about the Fund online at www.CAMCOFunds.com.  You can also get this information at no cost by calling 1-800-727-1007 or by sending an e-mail request to Fund@CAMCOFunds.com.

Comment 3:

In the “Fees and Expenses” table of the “Fund Summary” section, please revise the parenthetical below the “Annual Fund Operating Expenses” heading to read as follows:

“expenses that you pay each year as a percentage of the value of your investment”

Response:	The disclosure has been revised as follows: “(expenses that you pay each year as a percentage of the value of your investment~~are deducted from Fund assets~~)”

Comment 4:	In the “Fund Summary, Principal Strategies” section, please disclose any limits on the market capitalization range of the equity securities instruments in which the Fund invests.
Response:

The following disclosure has been added to the “Fund Summary, Principal Strategies” section and the “Additional Information on Investment Objective, Strategies and Risks; Principal Investment Strategies” section:

The Fund will invest in securities regardless of market capitalization.

The Registrant has also added the following small- and mid-cap risk disclosures to the “Fund Summary, Principal Risks” section:

Small and Medium Capitalization Stock Risk.  The value of small or medium capitalization company stocks or underlying funds that invest in stocks of small and medium capitalization companies may be subject to more abrupt or erratic market movements than those of larger, more established companies or the market averages in general.

Additionally, the Registrant has also added the following small- and mid-cap risk disclosures to the “Additional Information on Investment Objective, Strategies and Risks” section:

Small and Medium Capitalization Stock Risk.  The value of a small or medium capitalization company stocks may be subject to more abrupt or erratic market movements than those of larger, more established companies or the market averages in general.  These companies may have narrower markets, limited product lines, fewer financial resources, and they may be dependent on a limited management group.  Investing in lesser-known, small and medium capitalization companies involves greater risk of volatility of the Fund’s net asset value than is customarily associated with larger, more established companies.  Often smaller and medium capitalization companies and the industries in which they are focused are still evolving and, while this may offer better growth potential than larger, more established companies, it also may make them more sensitive to changing market conditions.

Comment 5:	In the “Fund Summary, Principal Strategies” section, please disclose the quality and maturity limits for the debt securities in which the Fund invests.
Response:

The disclosure has been revised as follows in the “Fund Summary, Principal Strategies” section:

“The Fund may invest in debt securities, including convertible debt securities, and investment grade bonds of any maturity with a credit rating of at least Baa3 by Moody's Investors Service (“Moody’s”) or at least BBB- by Standard and Poor's Rating Group (“S&P”); however, the Fund reserves the right to invest in lower-rated bonds believed to offer higher total returns (interest plus capital appreciation) than normally expected from such securities.”

Comment 6:	In the “Fund Summary, Principal Strategies” section, please revise the disclosure to indicate whether the American Depositary Receipts in which the Fund invests are sponsored or unsponsored.
Response:

The disclosure has been revised as follows:

Investments in sponsored American Depositary Receipts (ADRs), representing foreign companies traded on American stock exchanges, that meet one or more of the above characteristics, are also considered.

Comment 7:

In the “Fund Summary, Principal Investment Risks, Foreign Investment Risks” section, there is a reference to the risk of investing in emerging markets; however, no disclosure regarding investment in emerging markets is included in the “Principal Investment Strategies” section.  If the Fund will invest in emerging markets as a part of the Fund’s principal investment strategy, please add the requisite disclosure to the  “Fund Summary, Principal Strategies” section of the Prospectus.  If the Fund will not invest in emerging markets as a part of the Fund’s principal investment strategy, please delete the reference to emerging markets from the disclosure regarding “Foreign Investment Risks.”

Response:

The disclosure has been revised as follows:

Foreign Investment Risks:  Foreign investing, including through ADRs, involves risks not typically associated with U.S. investments, including adverse fluctuations in foreign currency values, adverse political, social and economic developments, less liquidity, greater volatility, less developed or less efficient trading markets, political instability and differing auditing and legal standards. ~~Investing in emerging markets imposes risks different from, or greater than, risks of investing in foreign developed countries.~~

Comment 8:

In the “Fund Summary, Past Performance, Risk/Return Bar Chart and Table” section, please add a statement to the effect that past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future.

Response:	The requested disclosure has been added to the “Fund Summary, Past Performance, Risk/Return Bar Chart and Table” section.
Comment 9:

In the “Fund Summary, Past Performance, Risk/Return Bar Chart and Table” section, please delete the following disclosure: “The Fund is a continuation of the Predecessor Fund and, therefore, the performance information includes performance of the Predecessor Fund.”

Response:	The disclosure has been deleted as requested.
Comment 10:	In the “Fund Summary, Past Performance” section in the “Average Annual Total Return” table, please revise the “Since Inception” heading to indicate that the period reflected is the “Life of Fund.”
Response:	The disclosure has been revised as follows:
Comment 11:

In the “Fund Summary, Past Performance” section in the “Average Annual Total Return” table, please add the following disclosure to the line item of the performance table for the Domini Social 400 Index:

“(reflects no deduction for fees, expenses or taxes)”

Response:	The requested disclosure has been added.
Comment 12:

In the “Fund Summary, Past Performance” section in the “Average Annual Total Return” table, please delete the following disclosure:

“The S&P 500® Index is the Standard & Poor’s composite index of 500 stock.”  and

“These indices do not take into account the deduction of expenses associated with a mutual fund, such as investment management fees.  By contrast, the performance of the Fund reflects mutual fund expenses.  An investor cannot invest directly in an index.”

Response:	The disclosure has been deleted as requested.
Comment 13:	In the “Fund Summary, Purchase and Sale of Fund Shares” section, please delete the following disclosure: “You may purchase shares of the Fund on any business day the New York Stock Exchange is open.”
Response:	The disclosure has been deleted as requested.
Comment 14:

In the “Additional Information on Investment Objective, Strategies and Risks; Principal Investment Strategies” section, please ensure that the disclosure is limited to an expansion of the disclosure in the “Fund Summary/ Principal Investment Strategies” and “Principal Investment Risks” sections.  Conversely, please ensure that the disclosure in the “Fund Summary/ Principal Investment Strategies” and “Principal Investment Risks” sections is limited to a summary of the disclosure in the “Additional Information on Investment Objective, Strategies and Risks; Principal Investment Strategies” section.

In particular, note that the “Fund Summary/ Principal Investment Strategies” and “Principal Investment Risks” sections contain disclosure on ADRs and convertible debt; however, no such disclosure is included in the “Additional Information on Investment Objective, Strategies and Risks; Principal Investment Strategies” section.

Response:

The following disclosure has been added to the “Fund Summary/ Principal Investment Strategies” section:

Investment in sponsored ADRs, representing foreign companies traded on American stock exchanges, that meet one or more of the above characteristics, are also considered.

The Fund may invest in debt securities, including convertible debt securities, and investment grade bonds of any maturity with a credit rating of at least Baa3 by Moody’s Investors Service (“Moody’s”) or at least BBB- by Standard and Poor’s Rating Group (“S&P”); however, the Fund reserves the right to invest in lower-rated bonds believed to offer higher total returns (interest plus capital appreciation) than normally expected from such securities.

Statement of Additional Information

Comment 1:	Please add the exchange ticker symbol to the front page of the Statement of Additional Information.
Response:	The requested disclosure has been added.
Comment 2:

In the “Management of the Fund” section, the statement that “[t]he Trust believes that its Chairman/President, together with the Audit Committee and the full Board of Trustees, provide effective leadership that is in the best interests of the Trust, the Fund and each shareholder” could generically be applied to any board.  Please revise this statement to include specifics regarding why the Board’s leadership structure is appropriate given the specific characteristics or circumstances of the Fund pursuant to Item 17(b)(1).

Response:

The disclosure has been revised as follows:

~~Generally, the Trust believes it best to have~~The Trustees believe the combined Chairman/President position, together with the Audit Committee and the full Board of Trustees,~~provide effective leadership that provide effective leadership that~~ is in the best interests of the Trust, the Fund and each shareholder because the Trust has a single leader who can be personally identified and who is seen by ~~our~~the Fund’s shareholders, business partners and other stakeholders as providing strong leadership.  The ~~Trust believes that its Chairman/President, together with the Audit Committee and the full Board of Trustees, provide effective leadership that is in the best interests of the Trust, the Fund and each shareholder.~~Trustees believe this is the most appropriate leadership structure for the Trust given the socially responsible nature of the Fund’s investment strategy and the importance of a chairman that has demonstrated commitment to socially responsible investing.

Comment 3:	In the “Management of the Fund” section, please add the disclosure required by Item 17(b)(2) regarding Board committees.
Response:

The following disclosure has been added to the “Management of the Fund” section:

Messrs. Bailey, Bruss and Uffleman serve on the Board’s Audit Committee.

The following disclosure has also been added to the “Management of the Fund” section:

During the fiscal year ended December 31, 2009, the Audit Committee met twice.

Comment 4:	In the “Management of the Fund” section, please add the disclosure required by Item 17(b)(10) and send to the Staff for review prior to the Prospectus effective date.
Response:

The following disclosure has been added to the “Management of the Fund” section:

Charles Bailey has extensive experience in the telecommunications industry, including a 25-year career with Bell Atlantic/Verizon in the Maintenance Operations Center and service as a Field Manager and Regional Staff Manager for Loop Testing Systems.  He  has an additional 16 years experience in the telecom hardware and services and software systems sales, which includes employment with Tollgrade Communications, Inc., a publicly-traded company that engineers, designs, and builds test and measurement solutions and equipment for the telecom, cable, and power utilities industries.  Mr. Bailey’s educational background includes two years at the University of Maryland.  He has served on the Board of the Trust for five years.

Colonel Richard Bruss has over 24 years experience with the United States Air Force as a pilot and bomb wing commander.  He also served for 5 years in the U.S. House of Representatives as a House Journal Clerk.  In addition, Col. Bruss served for 6 years as a Director of Engineering Services for Mantech International Corp., a provider of technologies and solutions for national security programs supporting various government agencies.  Col. Bruss holds a Series 7 license as well as an insurance license issued by the State of Virginia.  He has served on the Board of the Trust for five years.

Dennis Connor has over 25 years experience in the securities industry, including 19 years as a registered representative with FSC Securities and 6 years as a registered representative with Syndicated Capital.  Mr. Connor has held a variety of securities-related licenses for 20 years, including Series 7, 63 and 65 and licenses in Life, Health and Annuity Insurance.  He holds a Bachelors of History from Bob Jones University.  He also has 5 years experience in law enforcement.

Malcolm Rucj Uffelman was a Captain in the United States Army for 12 years, serving both active duty and active reserve.  His career also includes service as Vice President of Engineering of SCOPE, Inc., which was a publicly-traded manufacturer of electronic equipment for commercial applications; Managing Director of R.E. Grimm Co., which was a privately-held manufacturer of electronic communications equipment; Vice President & General Manager of Center for Advanced Planning and Analysis a division of E-Systems Inc., a technology solutions company and defense contractor; and Executive Vice President and Board of Directors, Tim Price, Inc (dba Contact Corp), a provider of communications equipment to the military, emergency and first responder services.  While at E-Systems, Inc., Mr. Uffelman was responsible for long-range, strategic planning and was a member of the corporate Merger and Acquisition team, which was responsible for identification of acquisition candidates and due diligence.  At Contact Corp. Mr. Uffelman was oversaw business operations and finance departments.  Mr. Uffelman holds a Bachelors of Science in Electrical Engineering from Vanderbilt University and a Masters of Science in Engineering Science from George Washington University.  He also completed post graduate studies in mathematics, physics, and computer science.  Mr. Uffelman currently serves as a board member of and financial consultant to Contact Corp.

Part C

Comment 1:	Please revise the item numbers in the Part C to conform to the item numbers in the new Form N-1A.
Response:	The requested change has been made.

In addition, the Adviser has informed us that it desires to have the flexibility to invest in Exchange-Traded Funds and therefore, the following disclosure has been added to the Statement of Additional Information:

“Exchange Traded Funds:  ETFs are passive funds that track their related index and have the flexibility of trading like a security. They are managed by professionals and provide the investor with diversification, cost and tax efficiency, liquidity, marginability, are useful for hedging, have the ability to go long and short, and some provide quarterly dividends. Additionally, some ETFs are unit investment trusts (UITs), which are unmanaged portfolios overseen by trustees.  ETFs generally have two markets. The primary market is where institutions swap “creation units” in block-multiples of 50,000 shares for in-kind securities and cash in the form of dividends. The secondary market is where individual investors can trade as little as a single share during trading hours on the exchange. This is different from open-ended mutual funds that are traded after hours once the net asset value (NAV) is calculated. ETFs share many similar risks with open-end and closed-end funds.

There is a risk that an ETFs in which the Fund invests may terminate due to extraordinary events that may cause any of the service providers to the ETFs, such as the trustee or sponsor, to close or otherwise fail to perform their obligations to the ETF. Also, because the ETFs in which the Fund intends to principally invest may be granted licenses by agreement to use the indices as a basis for determining their compositions and/or otherwise to use certain trade names, the ETFs may terminate if such license agreements are terminated.  In addition, an ETF may terminate if its entire net asset value falls below a certain amount.  Although the Fund believes that, in the event of the termination of an underlying ETF, it will be able to invest instead in shares of an alternate ETF tracking the same market index or another market index with the same general market, there is no guarantee that shares of an alternate ETF would be available for investment at that time.  To the extent the Fund invests in a sector product, the Fund is subject to the risks associated with that sector.”

The Registrant has authorized us to acknowledge on its behalf that:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact JoAnn Strasser at (513) 352-6725.

Sincerely,

/s/ Thompson Hine LLP

Thompson Hine LLP

lah 760541.2